UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. ____)*


                         COACTIVE MARKETING GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   189875107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Brian Murphy
                            c/o U.S. Concepts, Inc.
                                75 Ninth Avenue
                            New York, New York 10011
                                  212-366-3414
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 5)
----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189875107                    13D                   Page 2 of  5 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Brian Murphy
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*
                PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                USA
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                        544,500
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             544,500

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                544,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages
________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement relates to the common stock, $.001 par value each (the "Common Stock") of CoActive Marketing Group, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 415 Northern Boulevard, Great Neck, New York 11021.

________________________________________________________________________________
Item 2.  Identity and Background.

         (a) The name of the reporting person is Brian Murphy (the "Reporting Person").

         (b) The business address of the Reporting Person is c/o U.S. Concepts, Inc., 75 Ninth Avenue, New York, New York 10011.

         (c) The Reporting Person is the Chief Executive Officer of U.S. Concepts, Inc., a wholly-owned subsidiary of the Issuer. U.S. Concepts, Inc. is located at 75 Ninth Avenue, New York, New York 10011.

         (d) Not Applicable.

         (e) Not Applicable.

         (f) Brian Murphy is a citizen of the United States.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         On January 26, 2004, Mr. Murphy purchased 150,000 shares of Series C Convertible Preferred Stock (the "Preferred Stock") for a purchase price of $600,000. Mr. Murphy used personal funds to purchase the Preferred Stock. On February 9, 2004, the Preferred Stock converted into 240,000 shares of Common Stock at the then current offering price of $2.50 per share pursuant to the terms of the Subscription Agreement under which the Reporting Person purchased the Preferred Stock. At that time, Mr. Murphy purchased an additional 160,000 shares of Common Stock at $2.50 per share for an aggregate purchase price of $400,000. Mr. Murphy used personal funds to purchase the 160,000 shares of Common Stock.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         (a) Mr. Murphy acquired the securities as an investor for investment purposes only in a private transaction with the Issuer.

         (b) N/A

         (c) N/A

         (d) N/A

         (e) N/A

                                                               Page 4 of 5 Pages

         (f) N/A

         (g) N/A

         (h) N/A

         (i) N/A

         (j) N/A

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 544,500 shares of Common Stock consisting of 400,000 shares directly owned by him and options to purchase 144,500 shares of Common Stock exercisable within 60 days of February 9, 2004. The 544,500 shares of Common Stock owned by the Reporting Person constitutes 9.0% of the shares outstanding.

         (b) The Reporting Person has the sole power to vote or to direct the vote as to the 544,500 shares of Common Stock beneficially owned by him. In addition, the Reporting Person has the sole power to dispose or direct the disposition of the 544,500 shares of Common Stock beneficially owned by him.

         (c) During the past 60 days, the Reporting Person effected the following transaction in a private purchase directly with the Issuer:

        Date of the Transaction         Amount of Securities     Purchase Price
        -----------------------------------------------------------------------

             February 9, 2004                 400,000                 $2.50

         (d) N/A

         (e) N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         Not Applicable.
________________________________________________________________________________

                                                               Page 5 of 5 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February  11, 2004
                                        ----------------------------------------
                                                         (Date)


                                          /s/ Brian Murphy
                                        ----------------------------------------
                                          Brian Murphy
                                          (Signature)




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).